UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 02 December 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Issued by Harmony Gold
Mining Company Limited
2 December 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony announces new plan to return Kusasalethu to profitability
Johannesburg: Tuesday, 2 December 2014:
Harmony Gold Mining Company Limited
(‘Harmony’) advises that, following an intensive performance review of its Kusasalethu mine near Carletonville, a new plan is being implemented to return the mine to profitability.
Graham Briggs, Harmony chief executive officer, said “Kusasalethu has not returned to profitability after various setbacks. We need to be both decisive and mindful in our actions so that we preserve the viability of this mine for several decades to come. Without these actions, this mine will not survive and that would indeed be a tragedy for our company, our employees, our communities and our country.”
Kusasalethu has consistently recorded losses since September 2012. The mine recorded negative free cash flow of R392million in the financial year ended June 2014 and negative free cash flow of R112 million between July and October 2014. This is despite ongoing improvement initiatives and continued investment in the mine (some R3.9 billion in capital since
2001) to improve the mine’s performance. Engineering infrastructure and water reticulation failures in the past year exacerbated the underperformance at the mine further, as have excessive stoppages for various reasons, including illegal mining activities.
The current situation is clearly unsustainable. Harmony’s intention is to restore the mine to profitability in the fourth quarter of the current financial year and
– in so doing
– preserve as
many jobs as possible. The new plan will entail mining lower volumes at higher grades at a reduced cost.
Kusasalethu has commenced a Section 189 consultation process in terms of the Labour
Relations Act and will seek to engage with representative unions in evaluating various options. The parties will, over the next 60 day consultation period consider a number of avoidance measures that may include offering voluntary separation and, early retirement packages to employees and seek to transfer as many employees as possible to vacancies that exist elsewhere in the company. Kusasalethu currently employs about 6 300 people
(including contractors).
In conclusion, Mr Briggs reiterated Harmony’s commitment to work with its social partners –
government, unions, employees and shareholders
–
in arriving at a sustainable solution.
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 02, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director